EXHIBIT 99.1

NXT Energy Solutions Inc. Issues Revised Direction to Pay to Alberta Green Ventures Limited Partnership

CALGARY, Alberta, April 13, 2020 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX:SFD; OTC QB:NSFDF) has directed Alberta Green Ventures Limited Partnership ("AGV") to deliver US$250,000 in cash or other immediately available funds to NXT and has revoked its previous direction to deliver common shares in the capital of the Company for cancelation (the “Share Settlement”) as repayment of amounts owing by AGV under the previously announced loan arrangement (the "Loan Arrangement").  NXT and AGV were unable to reach agreement on a new price of the shares under the Share Settlement within a framework required for regulatory approvals which has given rise to the demand for repayment in cash.

For further information regarding the Loan Arrangement, please refer to the Company's news releases dated September 6, 2019 and December 13, 2019, the Company's management discussion and analysis and interim financial statements for the three and nine months ended September 30, 2019, and the material change report filed on November 25, 2019, all available under the electronic profile of the Company on the System for Electronic Document Analysis and Retrieval (SEDAR) located at www.sedar.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company with its principal office at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada. NXT's proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information
For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", ""plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to: the repayment of amounts owing under the Loan Arrangement by way of cash or other immediately available funds. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risk factors facing the Company are described in its most recent management discussion and analysis for the three and nine month periods ended September 30, 2019, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval (SEDAR) located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.